BP 3/30

06007116

:DSTATES
:CHANGE COMMISSION
›n, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39728

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Huckin Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3700 Buffalo Speedway
(No. and Street)

Houston (City) Texas (State) 77098 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Huckin (713) 526-8411
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Conklin Hruzek & Co., P. C.
(Name – *if individual, state last, first, middle name*)

801 Travis, Suite 2050 (Address) Houston (City) Texas (State) 77002 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 06 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAR 1 2006
WASH. D.C. 160 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Huckin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Huckin Financial Group, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN E. ACHE
MY COMMISSION EXPIRES
DECEMBER 31, 2007

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes ~~in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONKLIN HRUZEK & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS

801 Travis, Suite 2050
Houston, Texas 77002-5730
(713) 224-2300
Fax (713) 225-3718

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Huckin Financial Group, Inc.:

We have audited the accompanying statement of financial condition of Huckin Financial Group, Inc. (a Texas corporation) as of December 31, 2005, and the related statements of earnings, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Huckin Financial Group, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Schedules I and II is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Conklin Hruzek & Co., P.C.

Houston, Texas
February 17, 2006

HUCKIN FINANCIAL GROUP, INC.

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$ 199,210
Commissions and fees receivable from insurance companies and mutual funds	210,570
Receivable from stockholder	5,292
Prepaid expenses	4,745
Securities owned - marketable, at market value	218,100
Automobile, furniture and equipment, at cost, net of accumulated depreciation of $65,103	72,452
Deferred income tax asset	36,885
	$ 747,254

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	$ 77,434
Deferred income tax liability	34,430
Total liabilities	111,864
Stockholder's equity:	
Common stock, $1 par value; authorized 100,000 shares; issued and outstanding 1,000 shares	1,000
Additional paid-in capital	7,257
Retained earnings	627,133
Total stockholder's equity	635,390
	$ 747,254

The accompanying notes are an integral part of these financial statements.

HUCKIN FINANCIAL GROUP, INC.

Statement of Earnings

Year ended December 31, 2005

Revenue:	
Commissions and fees	$ 1,554,594
Advisory and planning fees	105,979
Realized losses, net of gains	(29,423)
Unrealized losses, net of gains	(1,911)
Interest and dividend income	3,376
Other income	2,749
	1,635,364
Expenses:	
Compensation and benefits	730,582
Commissions expense	651,575
Office rent	60,329
Travel and entertainment	49,162
Professional fees	28,801
Depreciation	22,203
Advertising and promotion	17,827
Postage and supplies	10,745
Telephone and communications	7,489
Regulatory fees and assessments	4,277
Other operating expenses	30,055
	1,613,045
Earnings before income taxes	22,319
Income tax expense - deferred	10,759
Net earnings	$ 11,560

The accompanying notes are an integral part of these financial statements.

HUCKIN FINANCIAL GROUP, INC.

Statement of Stockholder's Equity

Year ended December 31, 2005

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2004	$ 1,000	7,257	615,573	623,830
Net earnings	-	-	11,560	11,560
Balance at December 31, 2005	$ 1,000	7,257	627,133	635,390

The accompanying notes are an integral part of these financial statements.

HUCKIN FINANCIAL GROUP, INC.

Statement of Cash Flows

Year ended December 31, 2005

Cash flows from operating activities:	
Net earnings	$ 11,560
Adjustments to reconcile net earnings to net cash provided from operating activities:	
Depreciation	22,203
Realized losses	29,423
Unrealized losses	1,911
Deferred income taxes	10,759
Changes in operating assets and liabilities:	
Receivable from insurance companies and mutual funds	(108,458)
Receivable from stockholder	78,658
Prepaid expenses	215
Accounts payable and accrued expenses	42,978
Total adjustments	77,689
Cash provided from operating activities	89,249
Cash flows from investing activities:	
Proceeds from sale of securities	80,722
Proceeds from sale of other assets	3,050
Purchases of securities	(28,940)
Purchases of office furniture and equipment	(13,063)
Refund of deposit	4,796
Cash provided from investing activities	46,565
Net increase in cash	135,814
Cash at beginning of year	63,396
Cash at end of year	$ 199,210

The accompanying notes are an integral part of these financial statements.

(1) Nature of Business and Summary of Significant Accounting Policies

The nature of business and a summary of the significant accounting policies of Huckin Financial Group, Inc. is set forth below:

(a) Organization and nature of business - Huckin Financial Group, Inc. (The Company) was incorporated in Texas on January 2, 1982, and is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company is also registered as an investment advisor with the Texas State Securities Board. Additionally, the Company is licensed as an insurance agency under state laws.

(b) Revenue recognition - Revenue from the sale of annuity products, insurance products, mutual funds, security transactions and other revenue are recognized on the accrual basis. The Company records its revenue as received, adjusted monthly for receivables based on the Company's estimate of revenue earned from the sale of specific financial products, but not yet collected from the respective insurance company, mutual fund or other financial services company. Securities transactions and all related revenue and expense are recorded in the accounts on a settlement date basis. Revenue and expenses related to securities transactions executed but not yet settled as of December 31 are not material to the Company's financial statements.

Commissions from the sale of annuity products are recognized when the annuity issuer accepts the sales contract or when a contract is renewed. Commission refunds and charge-backs are normally recognized when the Company is notified of policy cancellation by an annuity issuer.

Revenue from the sale of mutual funds is recognized when the investment in the mutual fund is made.

(c) Depreciation - Depreciation of automobile, furniture and equipment is provided primarily on the straight line method over the estimated useful lives of the assets of five to seven years.

(1) Nature of Business and Summary of Significant Accounting Policies, continued

(d) Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(e) Statement of cash flows - For purposes of the statement of cash flows, cash includes cash on hand, bank checking, money market accounts and money market mutual funds, and short-term debt instruments with a maturity of three months or less. The Company paid no income taxes nor interest expense during 2005.

(f) Cash - The Company maintains its cash in bank deposit accounts which at times, may exceed Federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

(g) Advertising - The costs of advertising are expensed either as incurred or the first time the advertising takes place.

(h) Securities owned - Securities owned by a broker-dealer are subject to specialized industry guidance as prescribed by the American Institute of Certified Public Accountants (AICPA) Audit and Accounting Guide, Brokers and Dealers in Securities. Securities held by broker-dealers are accounted for at fair value with realized and unrealized gains and losses included in earnings.

(2) Securities Owned

Securities owned are stated at fair value based on quoted market prices per national securities exchanges. Securities owned consist of the following at December 31, 2005:

Time Warner Inc.	$ 7,168
iShares Goldman Sachs Software Index	28,940
Microsoft Corporation	52,300
NVIDIA Corporation	5,594
Tyco International Ltd.	124,098
	$ 218,100

(3) Automobile, Furniture and Equipment

Automobile, furniture and equipment consist of the following at December 31, 2005:

Automobile	$ 47,230
Equipment	35,005
Furniture	55,320
	$ 137,555

(4) Income Taxes

The income tax provision differs from the expense that would result from applying Federal statutory rates to income before taxes because certain income and expenses are not included for tax purposes. Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end.

The following represents the approximate tax effects of each significant type of temporary difference giving rise to the deferred income tax asset and liability:

Deferred tax asset:	
Accounts payable and accrued expenses	$ 9,245
Net operating loss carryover	5,792
Charitable contribution carryforward	842
Capital loss carryforward	24,821
Unrealized loss on securities owned	6,767
	47,467
Valuation allowance	(10,582)
Net deferred tax asset	$ 36,885
Deferred tax liability:	
Commissions and fees receivable	$ 31,586
Prepaid expenses	712
Depreciation	2,132
	$ 34,430

(4) Income Taxes, continued

Utilization of the deferred tax asset is dependent on future taxable income and capital gains. Due to the short carryover for capital losses, a valuation allowance of approximately one-third of the realized and unrealized losses has been applied to reduce the gross deferred tax asset. The following is a summary of the Company's carryovers that may be applied against future taxable income or capital gains:

	Amount	Expiring during year ended
Capital loss carryforwards:		
	$ 143,375	2009
	22,096	2010
	$ 165,471	
Net operating loss carryover:		
	$ 36,014	2022
	3,434	2023
	1,030	2025
	$ 40,478	
Charitable contributions carryforward:		
	$ 1,257	2006
	-	2007
	1,020	2008
	-	2009
	3,336	2010
	$ 5,613	

(5) Employee Benefit Plans

The Company has adopted a non-contributory money purchase plan and profit-sharing plan which covers substantially all employees who have met certain minimum service requirements. Under the provisions of the plan instrument, the Company may contribute the lesser of $42,000 or 25% of the employee's eligible compensation. Certain contributions are discretionary. The plan has received IRS approval under Section 401(A) of the Internal Revenue Code. During the year ended December 31, 2005, the Company contributed $46,521 to the plan.

(6) Contingencies

The Company is subject to the normal business risks inherent to broker-dealers in the securities industry. Commission revenue may be unfavorably impacted by changes in financial markets, loss or changes in dealer relationships, loss of access to traditional markets, and product suitability risks attributable to agent and customer relationships. As of December 31, no claims had been asserted against the Company.

(7) Operating leases

The Company leases its office space under an operating lease that expires on March 31, 2010. Future minimum rental payments required under the noncancellable operating lease as of December 31, 2005, are:

Year	Amount
2006	$ 56,876
2007	58,589
2008	59,959
2009	61,330
2010	15,418
	$ 252,172

Rental expenses on the office space for the year ended December 31, 2005, was $60,329.

(8) Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2005, the Company had net capital of $290,688 which exceeded its required net capital of $5,000 by $285,688. Withdrawals of equity capital are restricted from causing the Company's net capital to be less than $6,000. The Company's ratio of aggregate indebtedness to net capital was .27 to 1. There were no liabilities subordinated to the claims of general creditors during 2005.

(9) Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents - Fair value approximates carrying value due to the initial maturities of the instruments being three months or less.

Accounts receivable and accounts payable - Fair value approximates carrying value due to the short-term nature of the instruments.

Schedule I

HUCKIN FINANCIAL GROUP, INC.

Computation of Net Capital under Rule 15c3-1 of the Securities and exchange Commission

December 31, 2005

Net capital:		
Total stockholder's equity		$ 635,390
Add allowable credits - deferred income taxes payable		34,430
Total capital		669,820
Less nonallowable assets:		
Commissions and fees receivable	$ 210,570	
Receivable from stockholder	5,292	
Prepaid expenses	4,745	
Automobile, furniture and equipment, net	72,452	
Deferred tax asset	36,885	329,944
Net capital before haircuts on securities positions		339,876
Haircuts on securities:		
Stocks and exchange traded fund	32,715	
Money market mutual fund	210	
Undue concentrations	16,263	49,188
Net capital		$ 290,688
Aggregate indebtedness:		
Items included in the statement of financial condition - accounts payable and accrued expenses		$ 77,434
Net capital requirement		$ 5,000
Net capital in excess of required amount		285,688
Net capital		$ 290,688
Ratio of aggregate indebtedness to net capital		.27 to 1

HUCKIN FINANCIAL GROUP, INC.

Computation of Net Capital under Rule 15c3-1 of the Securities and exchange Commission, Continued

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005):		
Net capital as reported in Company's Part II (unaudited) FOCUS report		$ 317,345
Allowable asset, money market mutual fund, erroneously reported as nonallowable		10,484
Audit adjustments for:		
Accrued payroll and payroll taxes	$ (9,116)	
Accrued commissions payable	(9,639)	
Accrued rent payable	(14,561)	
Accrued expenses	(2,004)	(35,320)
Correction of haircuts on undue concentrations		(1,612)
Haircut on money market mutual fund		(209)
Net capital per above		$ 290,688

HUCKIN FINANCIAL GROUP, INC.

Information Relating to the Possession or Control Requirements under Rule 15c3-3

December 31, 2005

The Company is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934. Paragraph (k)(1) of the rule specifies that a broker-dealer must meet all of the following conditions to be exempt from SEC Rule 15c3-3:

- Its dealer transaction (as principal for its own account) must be limited to the purchase, sale and redemption of mutual funds and interests in insurance company separate accounts;
- Its transactions as broker (agent) are limited to the sale and redemption of mutual funds and interests in insurance company separate accounts; the sale of securities of customers to obtain funds for immediate reinvestment in a mutual; and the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States government.
- It promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money to, customers.

As of and for the year ended December 31, 2005, the Company has maintained its compliance with the conditions for exemption specified in paragraph (k)(1) of Rule 15c3-3.

CONKLIN HRUZEK & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS

801 Travis, Suite 2050
Houston, Texas 77002-5730
(713) 224-2300
Fax (713) 225-3718

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Huckin Financial Group, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Huckin Financial Group, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Huckin Financial Group, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the accounting system and its operation that we consider to be a material weakness as defined above. The condition was considered in determining the nature, timing and extent of procedures to be performed in our audit of the financial statements of Huckin Financial Group, Inc. for the year ended December 31, 2005, and this report does not affect our report thereon dated February 17, 2006.

> The Company does not have segregation of duties in the accounting function. With your small number of employees, an ideal system of internal control may not be possible and/or practical because it is not possible to segregate duties as much as would be required to provide such an ideal system. In situations where an ideal system is not possible, constant surveillance and review by management is the principal means of offsetting the inherent weakness in internal control and of safeguarding the assets of the Company and its customers.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Conklin Hruzek & Co., P.C.

Houston, Texas
February 17, 2006